Exhibit 7(a)
------------

               [LETTERHEAD OF LEWIS, RICE & FINGERSH, L.C.]


                             April 28, 1998




VIA FAX AND FEDEX
-----------------

Theodore L. Eissfeldt, Esq.
HOWARD & HOWARD, L.C.
The Creve Coeur Building, Ste. 200
321 Liberty Street
Peoria, IL  61602-1403

      Re:   Illini Corporation Shareholder Rights Plan
            ------------------------------------------

Dear Ted:

      Mrs. Ida ("Pinky") Noll has asked us to respond to your letter dated April 24, 1998 (addressed to the Noll Law Office) regarding Mrs. Noll's recent Schedule 13D Amendment No. 1. As you know, by that Amendment Pinky Noll reported the receipt by her, and members of her immediate family, of gifts of an aggregate 1,450 shares from Mrs. Amy Rock, who is Mrs. Noll's mother.

      We understand the Directors' position to be that this gift caused Mrs. Noll to cross the 10% ownership threshold and thereby become an "Acquiring Person" under Illini Corporation's Shareholder Rights Plan. To forestall this result, the Directors now propose (pursuant to Section 1(a) of the Plan) that they declare that Mrs. Noll so became an "Acquiring Person" inadvertently and that she then promptly dispose of sufficient shares to take her ownership position back below 10%. Please be advised that Mrs. Noll has considered the Directors' proposal and determined that she is under no duty to, nor will she, dispose of any of her shares (nor those of her children). Instead, she will hold the Directors personally liable for any damages suffered by her or her children on account of the Shareholder Rights Plan.

      Mrs. Noll's position is that the Directors breached their fiduciary duties to her and other shareholders by adopting the Shareholder Rights Plan. In this regard, we believe that the most pertinent facts are as follows:

      1.    February 6, 1997 -- Mae Noll urges sale of Company.  By letter
            --------------------------------------------------
            dated February 6, 1997, Mae Noll (the Company's largest shareholder owning

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Theodore L. Eissfeldt, Esq.
Page 2
April 28, 1998

            approximately 14.3% and the mother-in-law of Pinky Noll), through her attorney, advised the Directors of her displeasure with the Company's performance, urged the Directors to sell the Company or merge it into a larger banking organization to maximize shareholder value for all the shareholders, and put the Directors on notice that if they chose not to follow such recommended course, that she intended to sell her stock at the best obtainable price.

      2.    April 30, 1997 - Directors preliminarily reply to Mae Noll's
            ------------------------------------------------------------
            request.  By letter dated April 30, 1997, the Directors, through
            -------
            their attorney, replied to Mae Noll's request by indicating that they had engaged a financial advisor to assist them in reviewing the matters raised by the letter, and that, after they had reviewed the financial advisor's report, the Directors would contact Mae Noll "... to discuss the resolution of the issues raised in your letter and any other differences between the Company and Mae Noll."

      3.    June 20, 1997 -- Directors respond to Mae Noll by adopting
            ----------------------------------------------------------
            "Poison Pill" Plan.  In  response to Mae Noll's stated intention
            ------------------
            to sell her block of stock (and prior to receiving their financial advisor's report and discussing the issues, as promised, with Mae Noll), the Directors adopted the "poison pill" Shareholder Rights Plan on June 20, 1997. The effect of creating this "Poison Pill" Plan (and, we submit, one of its primary objectives) was to prevent Mrs. Noll from selling her stock. By choosing a 10% ownership "trigger" for the "Poison Pill" instead of the more typical 20% trigger, the Directors assured that any sale by Mae Noll of her 14.3% interest to another person would trigger the Plan and cause her, and any proposed buyer, substantial loss of value and voting rights.

      4.    January 7, 1998 -- Pinky Noll advises the Directors that the
            ------------------------------------------------------------
            "Poison Pill" Plan is unreasonable and demands its termination.
            --------------------------------------------------------------
            By letter dated January 7, 1998, Pinky Noll (the Company's second largest shareholder then owning approximately 9.7%), through her attorney, advised the Directors that the "Poison Pill" Plan constitutes an unreasonable restriction on the alienability of the Company's stock and therefore is illegal and unenforceable against her. The letter pointed out to the Directors their failure to balance the Plan's extremely punitive results with the benign nature of the "threats" that could cause it to be triggered. The letter also set forth Pinky Noll's position that the "Poison Pill" Plan, because of the Company's specific and somewhat unusual shareholder situation, is readily distinguishable from that of most public companies that have similar plans in effect; this plan was targeted not at some future theoretical threat to the Company, but instead was aimed specifically at the principal shareholders' longstanding ownership interests.

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Theodore L. Eissfeldt, Esq.
Page 3
April 28, 1998

      5.    March 2, 1998 -- Company offers to repurchase Noll shares.  By
            ---------------------------------------------------------
            letter dated March 2, 1998, the Directors caused the Company to offer to repurchase the shares of Company stock owned by Mae Noll, Pinky Noll and certain other principal shareholders. By adopting the "Poison Pill" Plan, the Directors had placed Illini in the monopolistic position of being the only party that could purchase the shares owned by members of the Noll family without causing the "Poison Pill" Plan to be triggered (and thus causing severe losses to all parties to any such transaction). To put this repurchase offer in context, it is important to understand that due to the lack of liquidity of the Company's stock (which trades only very sporadically and very thinly in the over-the-counter market), the principal shareholders have no practical ability to "bleed out" their shares into the marketplace; there is insufficient demand for the stock in small quantities on the open market to permit an orderly dissolution of the Noll family's interests (in any reasonable period of time and in a fashion that would not unduly depress the price). Accordingly, we believe that a court would view the Directors' recent repurchase offer for exactly what it is - an oppressive attempt by the Directors to use the monopoly created by the "Poison Pill" Plan to reacquire the principal shareholders' stock on their own terms; knowing that, as a practical matter, their "Poison Pill" Plan had eliminated any other plausible avenue for the principal shareholders to exit their longstanding ownership interests.

      6.    March 23, 1998 -- Directors refuse to terminate the Shareholder
            ---------------------------------------------------------------
            Rights Plan.  By letter dated March 23, 1998, the Directors
            -----------
            responded to the January 7, 1998, letter from Pinky Noll's attorney stating that the "Poison Pill" Plan would not be terminated.

      7.    April 24, 1998 - Directors assert that Shareholder Rights Plan is
            -----------------------------------------------------------------
            "triggered".  By letter dated April 24, 1998, the Directors,
            -----------
            through their attorney, assert that Pinky Noll has "triggered" the Poison Pill Plan by receipt of gifts of an aggregate 1,450 shares (0.32%) made by Amy Rock to Pinky Noll, her husband and three children (with each individual gift having a value of less than the annual Federal gift tax excludable amount of $10,000). Mrs. Amy Rock is 87 years old and, as part of her general estate planning efforts, has an established practice of making gifts of Illini stock to her daughter, Pinky Noll. The Directors propose that Pinky Noll dispose of shares of her stock (or her children's stock) to fix this problem.

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Theodore L. Eissfeldt, Esq.
Page 4
April 28, 1998

                            *          *          *

      We are aware of the considerable case law precedent that exists for the validity of shareholder rights plans generally. Nevertheless, we believe that the Directors breached their fiduciary duties to the Company's principal shareholders by adopting this particular Plan in these rather unusual factual circumstances. We also believe that a court properly will judge the Directors conduct under the heightened scrutiny standard of review, and not under the more deferential business judgment rule, given that the Directors adopted the Plan in direct response to the perceived "threat" posed by Mae Noll's stated intention to sell her stock. We also note that it would be relevant to any consideration of whether management entrenchment motives may have influenced the Directors' decision to adopt this "Poison Pill" Plan, that the Directors' aggregate ownership is substantially less than the holdings of Mae Noll and Pinky Noll -- the 12 Directors combined own less stock than either Mae Noll or Pinky Noll own individually.

      Among the more material inequities and defects of the "Poison Pill" Plan adopted by the Directors are: (i) upon adoption, it was virtually inevitable that the Plan would be triggered against the Company's second largest shareholder, Pinky Noll; (ii) the Plan froze in place the holdings of the Company's largest shareholder, Mae Noll; and (iii) the Company has far fewer authorized but unissued shares available than are required to honor the exercise of the Rights, or even to effect the optional one share-for-one Right exchange provision of Section 25 of the Plan.

                        Triggering Virtually Inevitable
                        -------------------------------

      When the Directors adopted their "Poison Pill" on June 20, 1997, it was virtually inevitable that it would be triggered to the detriment and severe loss of Pinky Noll, the Company's second largest shareholder (who, as you know, owned just slightly less than 10% of the Company's stock at that time). The natural and readily foreseeable transfer of shares of Illini stock from one generation of Pinky Noll's immediate family to the next made inevitable the "Poison Pill" Plan being triggered against her. No exception was made to permit bona fide gifts from parent to child or even for inheritances to occur without the "Poison Pill" being activated. Moreover, the Directors exacerbated this clear inequity by choosing a 10% trigger threshold instead of the more widely-used 20% trigger -- we must question whether Pinky Noll's 9.7% ownership interest was actually one of the motivations of this particular decision.

      All of Illini's Directors had constructive, if not actual, knowledge of the relationship of Mae Noll (age 82 and the owner of 14.3% of the Company stock) and Pinky Noll; in fact, the Company's own annual proxy statement discloses that Mae Noll is the mother-in-law of Pinky Noll. In addition, many, if not all, of the Directors had knowledge that Amy Rock (age 87 and also a long-time shareholder of Illini) is Pinky Noll's mother. The Directors should have foreseen that the "Poison Pill" Plan, as they


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Theodore L. Eissfeldt, Esq.
Page 5
April 28, 1998

adopted it on June 20, 1997, would be triggered upon the death of either Pinky Noll's 87 year-old mother or 82 year-old mother-in-law. In fact, the testamentary documents of both Mae Noll and Amy Rock, as in effect on June 20, 1997, assured this result; if either of them had died on June 21, 1997, the Plan would have been triggered against Pinky Noll the day after the Directors created it. Nonetheless, no reasonable provision was made to exclude transfers upon death from the triggering events of this "Poison Pill" Plan. In addition, there is a history of small (gift tax excludable) gifts evident in Pinky Noll's 13D filings with the S.E.C. Nonetheless, no reasonable provision was made to exclude bona fide gifts between family members from the triggering events of this "Poison Pill" Plan.

      The Directors, through their counsel's letter dated March 23, 1998, (wherein they responded to Pinky Noll's position that the "Poison Pill" Plan is unreasonable by refusing her request that it be terminated), indicated that they were "unable to ascertain how the impact on [Pinky Noll] of the Illini Corporation Shareholder Rights Plan is distinguishable from the impact on shareholders of countless other corporations whose shareholder rights plans have been upheld by the courts." We believe that the Directors were grossly negligent and breached their fiduciary duties in failing to distinguish Illini's rather distinct shareholder circumstances, well known to them, from those of more widely-held public corporations that do not have a principal shareholder family. We submit that the Directors, had they wanted to, could have crafted a Shareholder Rights Plan that would have protected the Company's legitimate anti-takeover interests while not working an unreasonable, if not oppressive, restraint on the very legitimate, very non-threatening and very foreseeable intra-family succession rights of the Company's principal shareholders.

                     Largest Shareholder's Interest Frozen
                     -------------------------------------

      As the facts outlined above make clear, the Directors adopted their "Poison Pill" Plan in response to the recommendation of Mae Noll, their largest shareholder, that the Company be sold and her stated intention to sell her own stock if the Directors chose not to take her advice. Because of the illiquidity of the Company's stock in the over-the-counter market, the Directors' decision to create the "Poison Pill" Plan with a 10% trigger effectively usurped Mae Noll's right to dispose of her stock. Further, by providing in Section 1(g) of the Plan for the "grandfathering" of Mae Noll, by name, so long as she owns no more than her present 14.3% of the stock, the Directors also usurped her right to acquire any additional shares. Thus, the Directors froze Mae Noll's ownership interest in place - they made it impossible for her to sell her stock, buy more stock or even die without the "Poison Pill" Plan being triggered. We believe that this action of the Directors against the Company's largest shareholder was unreasonable in relation to the perceived "threat" posed by her stated desire to sell her stock and, therefore, a breach of the Directors' fiduciary duties to her.


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Theodore L. Eissfeldt, Esq.
Page 6
April 28, 1998

                              Insufficient Shares
                              -------------------

      The Company has 800,000 shares of common stock authorized and 448,456 shares issued. Thus, the Directors have 351,544 unissued shares to work with in executing the terms of their "Poison Pill" Plan. In any scenario, this number of shares is far short of that needed.

      If the "Poison Pill" Plan is valid and has been triggered by Amy Rock's gift to her daughter and grandchildren, as the Directors now assert, then stock purchase rights are distributable with respect to 403,593 shares (which represents the 448,456 shares outstanding less the 44,863 shares beneficially owned by Pinky Noll). By our calculations, the aggregate number of shares that could be purchased upon exercise of such Rights would be in excess of 2,200,000 (which represents the approximate 5.6 shares that could be purchased per Right for the $80.00 purchase price pursuant to Sections 7(b) and 11(a)(ii) of the Plan). Furthermore, even if the Directors should choose to utilize the optional exchange provisions of Section 25 of the "Poison Pill" Plan (whereunder one share of stock could be exchanged for each Right), they still would be substantially short of having the number of shares needed. Since, we submit, it is highly unlikely that the Directors would succeed in getting additional shares authorized in a timely fashion to meet the Plan's requirements (which, we note, the Directors would be obligated to attempt to do in this scenario pursuant to Section 25(c) of the Plan), then the Directors would be left under the Plan with no recourse but to substitute cash or other assets of the Company for such shortfall, to the detriment of the Company's financial condition.

      The number of authorized shares and the number of issued shares of Company stock has not changed since the Directors created their "Poison Pill" Plan on June 20, 1997. We believe that a court may find that the Directors breached their fiduciary duties to the shareholders by adopting this particular Plan in these particular circumstances without even having sufficient shares authorized by the Company's shareholders to meet their Plan's own requirements.

                            *          *          *

      In sum, Pinky Noll's position is that the "Poison Pill" Plan is unreasonable and oppressive, and its adoption by the Directors of Illini Corporation was in clear breach of their fiduciary duties to her and other shareholders. Mrs. Noll intends to hold the Directors personally liable for any damages suffered by her or her children on account of the "Poison Pill" Plan.

                                          Very truly yours,


                                          /s/ Thomas C. Erb
                                          Thomas C. Erb
TCE/jns
cc:  Mrs. Ida R. Noll